PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION
DATED JUNE 22, 2007
Amendment No. 2
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Information Proxy Statement Pursuant to Section 14(a)
of the Securities Exchange Act of 1934
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☐	Definitive Proxy Statement
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☐	Soliciting Material Pursuant to §240.14a-12

CBOT HOLDINGS, INC.

(Name of Registrant as Specified In Its Charter)

INTERCONTINENTALEXCHANGE, INC.

JEFFREY C. SPRECHER
DAVID S. GOONE
KELLY L. LOEFFLER
(Name of Person(s) Filing Proxy Statement, if other than the Registrant)
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SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED MERGER OF CBOT HOLDINGS, INC. WITH AND INTO CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.
REASONS TO VOTE “AGAINST” THE PROPOSED CME MERGER
BACKGROUND OF THE SOLICITATION
CERTAIN INFORMATION CONCERNING THE PROPOSED CME MERGER
CERTAIN INFORMATION CONCERNING ICE
OTHER PROPOSALS
VOTING PROCEDURES
DISSENTERS’ RIGHTS
SOLICITATION OF PROXIES
FORWARD-LOOKING STATEMENTS
OTHER INFORMATION
IMPORTANT VOTING INFORMATION
SCHEDULE I
PARTICIPANTS

PRELIMINARY PROXY STATEMENT — SUBJECT TO COMPLETION
DATED JUNE 22, 2007
Amendment No. 2

SPECIAL MEETING OF THE CLASS A STOCKHOLDERS
OF
CBOT HOLDINGS, INC.
TO BE HELD ON JULY 9, 2007

PROXY STATEMENT
OF
INTERCONTINENTALEXCHANGE, INC.

SOLICITATION OF PROXIES IN OPPOSITION TO THE PROPOSED MERGER OF
CBOT HOLDINGS, INC. WITH AND INTO CHICAGO MERCANTILE EXCHANGE HOLDINGS INC.

This Proxy Statement (the “Proxy Statement”) and the enclosed GOLD proxy card are furnished by IntercontinentalExchange, Inc., a Delaware corporation (“ICE”) (for convenience purposes, throughout this Proxy Statement we sometimes refer to ICE as the party soliciting proxies), in connection with ICE’s solicitation of proxies to be used at a special meeting (the “Special Stockholder Meeting”) of stockholders (“CBOT Stockholders”) who hold shares of Class A common stock, par value $0.001 per share (the “Shares”) of CBOT Holdings, Inc., a Delaware corporation (“CBOT”), to be held on July 9, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois at 3:00 p.m. Chicago time, and at any adjournments, postponements or reschedulings thereof. Pursuant to this Proxy Statement, ICE is soliciting proxies from (1) CBOT Stockholders to vote “AGAINST” the proposal to adopt the Agreement and Plan of Merger, dated as of October 17, 2006, as amended as of December 20, 2006, and as further amended as of May 11, 2007 and June 14, 2007, among Chicago Mercantile Exchange Holdings Inc. (“CME”), CBOT and the Board of Trade of the City of Chicago, Inc., a Delaware non-stock corporation and subsidiary of CBOT (“CBOT Sub”) (as the same may be amended, the “CME Merger Agreement”) whereby CBOT will be merged with and into CME Holdings, with CME Holdings surviving the merger (the “Proposed CME Merger”) and (2) CBOT Stockholders to vote “AGAINST” any proposal to approve any adjournment or postponement of the Special Stockholders Meeting. CBOT Sub has scheduled a special meeting (the “Special Members Meeting”) of holders of Series B-1 and Series B-2 membership interests of CBOT Sub (the “CBOT Members”) to be held on July 9, 2007, at the Union League Club of Chicago, 65 West Jackson Boulevard, Chicago, Illinois at 2:30 p.m. Chicago Time. Under the rules of the exchange of CBOT Sub, CBOT Members are not permitted to delegate to any other person the voting rights associated with their membership interests (other than a person designated as a proxy by CBOT Sub in connection with any annual or special meeting of the membership of CBOT Sub). Therefore, ICE is not soliciting proxies from the CBOT Members in connection with the Special Members Meeting but ICE urges the CBOT Members to vote “AGAINST” the proposals to approve the repurchase of CBOT’s Class B common stock and to effect an Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of CBOT Sub (collectively, the “CBOT Class B Approvals”). ICE has provided in this Proxy Statement instructions for the CBOT Members to vote “AGAINST” the CBOT Class B Approvals and to revoke any prior proxy they may have submitted to CBOT in connection with the Special Members Meeting. CBOT has set May 29, 2007 as the record date for determining those CBOT

Stockholders who will be entitled to vote at the Special Stockholders Meeting and CBOT Sub has set May 29, 2007 as the record date for determining those CBOT Members who will be entitled to vote at the Special Members Meeting (the “Record Date”). The principal executive offices of CBOT and CBOT Sub are located at 141 West Jackson Boulevard, Chicago, Illinois 60604.

This Proxy Statement and the enclosed GOLD proxy card are first being distributed to CBOT Stockholders on or about June ●, 2007.

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE CBOT STOCKHOLDERS TO VOTE “AGAINST” THE PROPOSED CME MERGER AND CBOT MEMBERS TO VOTE “AGAINST” THE CBOT CLASS B APPROVALS. THE CONSIDERATION TO BE PAID TO CBOT STOCKHOLDERS BY CME IN THE PROPOSED CME MERGER IS INADEQUATE AND THE ARRANGEMENTS TO BE MADE WITH RESPECT TO CBOT MEMBERS IN THE PROPOSED CME MERGER ARE UNSATISFACTORY, AND WE BELIEVE THAT A BETTER ALTERNATIVE EXISTS.

On October 17, 2006, CBOT and CME announced that they had entered into a merger agreement (the “Original Merger Agreement”) pursuant to which CBOT would be merged into CME, with each outstanding Share receiving 0.3006 of a share of CME Class A common stock, par value $0 per share. On March 15, 2007, ICE publicly announced that it had made a proposal (the “ICE Proposal”) to CBOT to acquire all of the outstanding Shares for a purchase price of 1.42 shares of ICE common stock, par value $0.01 per share (the “ICE Stock”) per Share. In the ICE Proposal, and through subsequent submissions to CBOT of a definitive form of merger agreement and related governance documents, ICE largely mirrored the non-financial terms of the Original Merger Agreement. On May 11, 2007, CBOT announced that its board of directors had concluded that the ICE Proposal was not superior to the Proposed CME Merger and entered into a revised CME Merger Agreement, pursuant to which the financial terms of the Proposed CME Merger continue to offer holders of Shares less merger consideration than the terms of the ICE Proposal. On May 30, 2007, ICE announced that it had entered into an agreement with the Chicago Board Options Exchange, Inc. (“CBOE”) (the “CBOE Agreement”) pursuant to which ICE and CBOE would pay, following the completion of the merger of CBOT and ICE, to qualifying CBOT Members holding exercise rights in CBOE (the “CBOE Exercise Rights”), $500,000 to extinguish the CBOE Exercise Rights and to settle the outstanding litigation between CBOT and CBOE regarding the CBOE Exercise Rights. On June 11, 2007, ICE entered into an amendment to the CBOE Agreement in order to provide that, among other things, qualifying CBOT Members will be able to elect the form of consideration they prefer from among three alternatives: (1) all debt securities convertible into the shares of CBOE following its demutualization or other conversion event, up to a maximum of $332.75 million in aggregate value; (2) all cash; or (3) all debt securities convertible into shares of the combined ICE/CBOT company, up to a maximum of $332.75 in aggregate value. If the election of debt securities of either CBOE following its demutualization or other conversion event or the combined ICE/CBOT company exceeds these maximums, those electing debt securities will receive a pro rata share of the available debt securities, with the remainder of the consideration paid in cash. Additionally, as the total consideration of $665.5 million, payable jointly by ICE and CBOE, will be divided by the number of CBOT Eligible Full Members (as defined below), each CBOE Exercise Right will be valued at a minimum of $500,000 per Full Membership (as defined below). If fewer than 1,331 Full Memberships are assembled, the value of each would be greater than $500,000.

On June 12, 2007, ICE publicly announced that it had revised the ICE Proposal to include the terms of the CBOE Agreement, as amended, and to confirm that it remained committed to acquiring all of the Shares on the terms set out in the ICE Proposal, as so revised, including the purchase price of 1.42 shares of ICE Stock per Share. The revised ICE Proposal provides that a CBOT Stockholder will have the right, with respect to each Share held, to elect to receive merger consideration consisting of either cash or shares of ICE Stock, subject to proration to reflect a $2,500,000,000 ceiling on total cash consideration. If CBOT Stockholders make valid elections to receive more than $2,500,000,000 in cash, those CBOT Stockholders electing to receive cash consideration will have the cash form of consideration proportionately reduced and will receive a portion of their consideration in ICE Stock, despite their election. On June 14, 2007, CBOT and CME announced that they had further amended the CME Merger Agreement to provide for a one-time cash dividend of $9.14 per Share, an opportunity for the holders of CBOE Exercise Rights to elect (1) to continue as class members in the outstanding litigation between CBOE and CBOT and to receive a guarantee of up to a $250,000 payment or (2) to sell their CBOE Exercise Rights to CBOT for $250,000 payable following the effective time of the Proposed CME Merger, elimination of the $15 million cap on out-of-pocket costs incurred with respect to CME’s obligations to prosecute the CBOE Exercise Rights litigation and a three-year extension of the period during which CBOT-designated directors on the combined company’s board of directors would have veto authority over rule changes (including changes to member fees) to the 2012 Annual Meeting of Stockholders. Based upon closing prices as of June 21, 2007, the ICE Proposal had a value of $225.14 per Share, or approximately $11.9 billion in the aggregate, which represented a 11.8% premium to the value of the Proposed CME Merger as of such date, after taking into account the one-time $9.14 cash dividend announced on June 14, 2007, and a 67.4% premium over CBOT’s share price on October 16, 2006, the day before the announcement of the Proposed CME Merger. We are confident that the CBOT Stockholders and CBOT Members recognize that the ICE Proposal is superior to the Proposed CME Merger, and are soliciting proxies in opposition to the Proposed CME Merger to allow the CBOT Stockholders and CBOT Members the opportunity to consider the ICE Proposal. As set forth in ICE’s letter to CBOT dated June 12, 2007, the ICE Proposal is nonbinding at this time, but ICE has indicated to CBOT its intention to submit a binding ICE Proposal to CBOT prior to the Special Stockholders Meeting and the Special Members Meeting.

WE ARE NOT ASKING YOU TO VOTE ON OR APPROVE THE ICE PROPOSAL AT THIS TIME. HOWEVER, IF THE CME MERGER IS APPROVED, YOU WILL LOSE THE OPPORTUNITY TO CONSIDER OUR FINANCIALLY SUPERIOR PROPOSAL. A VOTE “AGAINST” THE PROPOSED CME MERGER AND “AGAINST” THE PROPOSED CBOT CLASS B APPROVALS WILL SEND A CLEAR MESSAGE TO CBOT’S BOARD OF DIRECTORS THAT IT SHOULD GIVE ADDITIONAL CONSIDERATION TO THE ICE PROPOSAL.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO CBOT OR TO CBOT SUB, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST-DATED PROXY COUNTS. VOTE “AGAINST” THE PROPOSED CME MERGER BY VOTING “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL STOCKHOLDERS MEETING AND “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL MEMBERS MEETING.

INSTRUCTIONS FOR CBOT STOCKHOLDERS. CBOT STOCKHOLDERS CAN VOTE OVER THE INTERNET OR PHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD PROXY CARD OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TO US IN THE ENCLOSED POSTAGE PAID ENVELOPE AS SOON AS POSSIBLE. PLEASE NOTE THAT TO VOTE BY INTERNET OR PHONE YOU WILL NEED TO HAVE YOUR PROXY CARD AVAILABLE, AS YOU WILL NEED THE INDIVIDUAL CONTROL NUMBER ASSIGNED TO YOU AND APPEARING ON EACH CARD. SIGNING, DATING AND RETURNING THE GOLD PROXY CARD WILL REVOKE ANY VOTE YOU HAVE PREVIOUSLY MADE. IF YOU HAVE ALREADY VOTED TO APPROVE THE PROPOSED CME MERGER, YOU CAN ALSO REVOKE YOUR VOTE BY VOTING “AGAINST” ON ANOTHER PROXY CARD DELIVERED TO US OR TO CBOT OR BY VOTING “AGAINST” BY USING THE INSTRUCTIONS ON YOUR PROXY CARDS TO VOTE BY TELEPHONE OR INTERNET.

INSTRUCTIONS FOR CBOT MEMBERS. IF YOU HAVE ALREADY VOTED TO APPROVE THE CBOT CLASS B APPROVALS, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE YOUR PROXY IS VOTED AT THE SPECIAL MEMBERS MEETING. IF YOU ARE THE RECORD HOLDER OF YOUR MEMBERSHIP INTERESTS, YOU CAN DO THIS IN ONE OF THREE WAYS. FIRST, YOU CAN SEND CBOT A WRITTEN NOTICE STATING THAT YOU WOULD LIKE TO REVOKE YOUR PROXY. SECOND, YOU CAN COMPLETE AND SUBMIT A NEW VALID PROXY BEARING A LATER DATE BY MAIL OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING INSTRUCTION PROVIDED BY CBOT. THIRD, YOU CAN ATTEND THE SPECIAL MEMBERS MEETING AND VOTE IN PERSON. IF YOU CHOOSE TO SEND A WRITTEN NOTICE OR TO MAIL A NEW PROXY, YOU MUST SUBMIT YOUR NOTICE OF REVOCATION OR NEW PROXY TO CBOT C/O GEORGESON INC., WALL STREET STATION, P.O. BOX 1100, NEW YORK, NY 10269-0646, AND IT MUST BE RECEIVED PRIOR TO THE SPECIAL MEMBERS MEETING.

IF YOU NEED ASSISTANCE OR HAVE ANY QUESTIONS REGARDING THE DELIVERY OF YOUR GOLD PROXY CARD OR HOW TO REVOKE AN EARLIER VOTE, PLEASE CONTACT INNISFREE M&A INC. (“INNISFREE”), WHICH IS ASSISTING ICE IN THIS SOLICITATION, AT (877) 800-5187.

THE ICE PROPOSAL MAY, AT A LATER DATE, BECOME THE SUBJECT OF A REGISTRATION STATEMENT (THE “REGISTRATION STATEMENT”) FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”). CBOT STOCKHOLDERS AND CBOT MEMBERS ARE ADVISED TO READ THE REGISTRATION STATEMENT AND ALL OTHER APPLICABLE DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. CBOT STOCKHOLDERS AND CBOT MEMBERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY ICE WITH THE SEC AT THE SEC’S WEBSITE (www.sec.gov) OR BY DIRECTING SUCH REQUESTS TO INNISFREE, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022, AT (877) 800-5187.

REASONS TO VOTE “AGAINST” THE PROPOSED CME MERGER

ICE is soliciting proxies from CBOT Stockholders in opposition to the Proposed CME Merger and specifically “AGAINST” the proposal to adopt the CME Merger Agreement and to approve the Proposed CME Merger and ICE is urging CBOT Members to vote “AGAINST” the proposal to adopt the CBOT Class B Approvals. ICE urges all CBOT Stockholders to vote “AGAINST” the Proposed CME Merger and all CBOT Members to vote “AGAINST” the CBOT Class B Approvals for the following reasons:

•	A vote “AGAINST” the Proposed CME Merger preserves the opportunity of CBOT Stockholders to receive the significant premium for their Shares contemplated by the ICE Proposal which, if consummated, provides significantly greater financial value than the Proposed CME Merger.

•	We believe that a combination of ICE and CBOT is superior to the Proposed CME Merger and would provide substantial benefit to the CBOT Stockholders and the CBOT Members, including, among other factors, the following:

•	Higher Current Value, Reflective of the True Value of CBOT. The ICE Proposal would provide CBOT Stockholders an opportunity to realize a significant premium for their Shares upon consummation of the transactions contemplated by the ICE Proposal over the consideration to be paid pursuant to the Proposed CME Merger based upon the recent trading prices of the common stock of each of ICE, CME and CBOT. Based upon closing prices as of June 21, 2007, the ICE Proposal had a value of $225.14 per Share, or approximately $11.9 billion in the aggregate, which represented a 11.8% premium to the value of the Proposed CME Merger as of such date, after taking into account the one-time $9.14 cash dividend announced on June 14, 2007, and a 67.4% premium over CBOT’s share price on October 16, 2006, the day before the announcement of the Proposed CME Merger.

•	The implied value of the ICE Proposal has remained at a consistent, meaningful premium to the implied value of the original CME proposal and the revised, increased CME proposal. Since March 15, 2007, the implied value of the ICE Proposal has always exceeded the value of the Proposed CME Merger. The chart below compares the implied value of the ICE Proposal to the implied value of both CME’s original proposal and its revised proposal.

•	Opportunity to Share in Future Growth. Under the ICE Proposal, CBOT Stockholders would continue to own a greater share of the combined company than they would own after the Proposed CME Merger such that, in addition to receiving a premium, they would participate in the significant strategic and financial benefits of the combination.

•	Strong Management. A combined ICE/CBOT would be run by a strong and innovative management team combining the best elements of ICE and CBOT’s current management. With such a management team running the combined companies, ICE believes that opportunities for future growth and innovation will be strong.

•	We believe that ICE can successfully integrate the technology and clearing operations of CBOT by the end of 2008 and ICE strongly disagrees with CBOT’s board of directors’ assessment of the risks related to integration.

•	Technology Base. ICE’s business is based on electronic trading, which in addition to competition from CME Globex, London International Financial Futures and Options Exchange (also known as LIFFE) and other exchanges has required that ICE maintain a leading technology platform. ICE’s technology platform has scaled from over-the-counter products to listed futures and from energy into soft commodities, while at the same time improving performance.

•	Experience in Successfully Integrating Other Trading Platforms. ICE believes it has a clear and readily achievable plan to migrate CBOT’s clearing and technology within 18 months. Based on ICE’s previous experience successfully integrating both the International Petroleum Exchange (“IPE”) and the Board of Trade of the City of New York, Inc. (“NYBOT”), as well as the fact that the CME was able to migrate clearing for some of CBOT’s products in approximately 10 months in 2003, ICE is confident that it can integrate CBOT’s technology and clearing operations by January 2009, which is when, according to the publicly-available version of the CME clearing agreement, CBOT’s existing clearing agreement with CME could be terminated. In addition, unlike in the Proposed CME Merger, most of CBOT’s management and employees will remain in place under the ICE Proposal and will be able to assist in implementing the integration of CBOT’s operations.

•	Flexibility to Extend Technology Contracts. ICE is confident that it could migrate CBOT’s clearing and technology within 18 months. However, ICE recognizes that the termination dates for CBOT’s outsourced technology and clearing services contracts may not align ideally for purposes of ICE’s planned clearing and technology migration in January 2009, and that therefore some additional flexibility in terms of extending one or both of CBOT’s outsourced technology contract or the CME clearing agreement may be desirable. Based on the publicly-available version of the CME clearing agreement, we understand that CBOT has the right to extend the CME clearing agreement for a six month period beyond the first termination date in January 2009 if CBOT is unable to engage another entity prepared and able to provide comparable clearing services on commercially reasonable terms. Consequently, in the worst case, ICE believes that the combined company may have access to clearing services for approximately 24 months from July 9, 2007. In addition, ICE has recently held discussions with senior management of NYSE Euronext, the parent company of AEMS, the company that provides outsourced technology services to CBOT. Based on these discussions, ICE believes that NYSE Euronext would be prepared to extend CBOT’s outsourced technology agreement, if necessary, on commercially reasonable terms for the period reasonably required to migrate CBOT’s trading platform and CBOT’s clearing onto ICE platforms.

•	The ICE Proposal provides an opportunity for CBOT Members who hold the required interests to realize a minimum of $500,000 in value for each of their CBOE Exercise Rights (contingent on completion of the proposed merger of ICE and CBOT; approval by a majority of CBOT Stockholders, a majority of the voting power of the CBOT Members, and a majority of CBOE members; and obtaining regulatory and judicial approvals) compared to the risk that the CBOE Exercise Rights may be extinguished for no consideration under the Proposed CME Merger and may be subject to a lengthy battle in court to determine the value of the CBOE Exercise Rights, if any.

In contemplation of a merger between ICE and CBOT, ICE has entered into the CBOE Agreement, as amended, which provides for total consideration of $665.5 million to full members of CBOT Sub who hold the required interests (each such full member, a “CBOT Eligible Full Member”) for the loss of the CBOE Exercise Rights. The consideration to CBOT Eligible Full Members who hold the requisite interests will be paid equally by ICE and CBOE, with each of ICE and CBOE contributing $332.75 million. The consideration of $665.5 million will be divided by the number of CBOT Eligible Full Members possessing the required interests (as described below), as of the consideration record date. Accordingly, each CBOE Exercise Right will be valued at a minimum of $500,000 per Full Membership (as defined below), with the final value of each CBOE Exercise Right being determined by the number of Full Memberships assembled. If fewer than 1,331 Full Memberships are assembled, the value of each would be greater than $500,000.

CBOT Eligible Full Members will have the flexibility to elect the form of consideration they prefer among the following three alternatives: (1) all debt securities convertible into the shares of CBOE following its demutualization or other conversion event; (2) all cash; or (3) all debt securities convertible into shares of the combined ICE/CBOT company. These choices are subject to a maximum of $332.75 million in aggregate value of debt securities convertible into shares of the combined ICE/CBOT company and a maximum of $332.75 million in aggregate value of debt securities convertible into shares of CBOE following its demutualization or other conversion event. If CBOT Eligible Full Members elect debt securities of either CBOE following its demutualization or other conversion event or the combined ICE/CBOT company that, in the aggregate, exceed these maximums, those electing the debt securities will receive a pro rata share of the available debt securities, with the remainder of the consideration paid in cash.

Although CME has agreed, under the terms of the Proposed CME Merger, to use commercially reasonable efforts to protect the CBOE Exercise Rights and to pay holders of CBOE Exercise Rights who elect to continue as class members in the litigation a guaranteed minimum $250,000 payment per CBOE Exercise Right even if CBOE prevails in the litigation, the Proposed CME Merger does not offer qualifying CBOT Members any assurance that such CBOT Members will receive any consideration in excess of $250,000 (or, if they do, the amount). Allowing a court to determine the value of the CBOE Exercise Rights may take years, will be costly to all parties, will distract management, and may ultimately result in a decision that provides little or no value for the CBOE Exercise Rights. In addition, CBOE has taken the position that the CBOE Exercise Rights would be extinguished under the Proposed CME Merger with no consideration being paid to the holders of the CBOE Exercise Rights, and CBOE has filed a proposed rule change, File No. SR-CBOE-2006-106, with the SEC pursuant to Rule 19b-4 under the Securities Exchange Act of 1934, as amended, on December 12, 2006, as amended on January 16, 2007, asking for a confirmation of this interpretation. Under the terms of the Proposed CME Merger, holders who elect to sell their CBOE Exercise Rights to CBOT in connection with the merger would receive only $250,000 in cash as compared to the $500,000 minimum value that would be provided under the CBOE Agreement contained in the ICE Proposal.

In addition to the consideration offered for the CBOE Exercise Rights, under the ICE Proposal, CBOT Members who may have foregone selling Shares in order to retain the interest required to exercise a CBOE Exercise Right would be free to liquidate their ownership of Shares, subject to any Share ownership requirements associated with their clearing relationship(s). Under the ICE Proposal, CBOT Members could elect to receive cash consideration or sell shares of ICE Stock received in the merger with ICE, as there would no longer be a need to retain the Shares in connection with the CBOE Exercise Rights. In contrast, under the Proposed CME Merger, holders of CBOE Exercise Rights who elect to continue as class members in the litigation would be required to continue to hold Shares in connection with the CBOE Exercise Rights.

To be eligible to receive the CBOE Exercise Rights consideration, a CBOT Eligible Full Member needs to possess the required interests to exercise a CBOE Exercise Right on the record date established by CBOT with respect to the member meeting of CBOT held for the purpose of voting on the ICE/CBOT merger. These interests are comprised of the following: (1) a Class B, Series B-1 membership in CBOT; (2) 27,338 Shares; and (3) one CBOE Exercise Right privilege (“ERP”) (the combination of these three components results in, a “Full Membership”). As used in this Proxy Statement, the term “possess” includes possession by ownership, lease, or, in the case of Shares, by pledge or assignment relating to such Shares whereunder the owner of such Shares is precluded from selling or transferring them during the term of such pledge or assignment agreement.

•	The ICE Proposal preserves and enhances CBOT Member rights and privileges.

The ICE Proposal includes member rights-related provisions that are substantially similar to those contained in the definitive documents for the Proposed CME Merger, except that instead of receiving rights to trade all new products listed for trading on CME, the ICE Proposal provides that CBOT Sub will be the exclusive platform for listing and trading all new U.S. grain products, U.S. interest rate products and U.S. equity indices (other than those published by Frank Russell or the New York Stock Exchange) and that neither ICE nor any of its subsidiaries would trade products that, as of the date of the ICE/CBOT merger agreement, are traded on the CBOT Sub’s open outcry exchange or any electronic trading system maintained by CBOT Sub. In addition, in light of the agreement that ICE has reached with CBOE, there is no commitment to continue to litigate issues relating to the CBOE Exercise Rights.

The ICE Proposal also contemplates that holders of Series B-1 and B-2 membership interests would also benefit from pricing protections on trading fees as follows: (1) prior to the 2011 Annual Meeting of Stockholders, CBOT Sub exchange fees for holders of Series B-1 and B-2 membership interests would generally not increase from current levels, (2) at least until the 2014 Annual Meeting of Stockholders of the combined company, holders of Series B-1 and B-2 membership interests would generally benefit from discounts of 50% or more from the lowest exchange fees available to non-members to the extent that such a discount of 50% or more is in effect with respect to the applicable products as of the date the ICE/CBOT merger agreement is executed, and (3) prior to the 2014 Annual Meeting of Stockholders, CBOT generally will not charge any member an exchange fee lower than that charged to B-1 and B-2 members. In contrast, the Proposed CME Merger would only protect CBOT Member pricing to the extent a proposed rule change is vetoed by the CBOT designees on the combined company board of directors prior to 2012 and only if the rule change would materially impair the business opportunities of CBOT members.

•	ICE Stock is a superior and highly liquid investment vehicle, having produced significant returns to ICE stockholders.

•	Stronger Historic Stock Performance. ICE has demonstrated stronger stock price performance and delivered more attractive returns to its stockholders than CME. The value of ICE Stock has increased 336.2% compared with growth in the value of the Shares of 124.3% and in CME shares of 49.5% over the period from January 1, 2006 to June 21, 2007. In addition, from January 1, 2007 to June 21, 2007, the value of ICE Stock has increased 46.9% compared with growth in the value of CME shares of 7.7%.

•	Significant Liquidity. ICE Stock is highly liquid, with average daily traded volumes in excess of $587 million, from January 1, 2007 to June 21, 2007 compared with $378 million average daily traded volumes, from January 1, 2007 to June 21, 2007 for the CME, providing significant opportunity for recipients of ICE Stock to monetize or divest their holdings with a potentially lower market impact.

•	A vote “AGAINST” the Proposed CME Merger preserves the heritage of CBOT.

The Proposed CME Merger would result in the disappearance of CBOT’s brand and expertise. Specifically, the Proposed CME Merger would result in CME’s current management being the management of the combined CME/CBOT company.

In contrast, the ICE Proposal recognizes that, for over 160 years, CBOT has been a major Chicago institution and has anchored Chicago’s position as one of the world’s leading financial centers. Specifically, the ICE Proposal would result in the combined ICE/CBOT company:

•	being managed by a combined management team comprised of the best elements of each of ICE’s and CBOT’s current management teams;

•	remaining headquartered in CBOT’s landmark Chicago headquarters; and

•	protecting and growing CBOT’s metals complex.

ICE has a proven track record, with its acquisition and integration of NYBOT and ICE Futures (formerly known as International Petroleum Exchange, or IPE), of providing meaningful commitments to exchange members to maintain open-outcry markets and delivering exceptional organic growth through innovation and technology. ICE believes that a merger of ICE and CBOT is a unique opportunity to create a leading derivatives trading platform across a broad spectrum of futures and options products, incorporating ICE’s and CBOT’s complementary positions in agricultural commodities and leading capabilities in interest rates, energy, gold and silver, as well as other financial contracts such as equity indices and foreign exchange pairs. The combined ICE/CBOT would operate regulated exchanges in the U.S., Europe and Asia and also support the global over-the-counter derivatives market.

•	A vote “AGAINST” the Proposed CME Merger sends a strong message to CBOT’s board of directors that the Proposed CME Merger is inadequate and that you want the opportunity to accept the ICE Proposal.

By voting against the Proposed CME Merger, CBOT Stockholders and CBOT Members can demonstrate their support for the proposed combination of CBOT and ICE and send a strong message to CBOT’s board of directors that they want the opportunity to accept the value offered by the ICE Proposal. A vote against the Proposed CME Merger moves CBOT Stockholders and CBOT Members closer to being able to benefit from the ICE Proposal. As set forth in ICE’s letter to CBOT dated June 12, 2007, the ICE Proposal is nonbinding at this time, but ICE has indicated to CBOT its intention to submit a binding proposal to CBOT on the same terms as the ICE Proposal (or on terms that ICE reasonably believes are more favorable to CBOT Stockholders and CBOT Members than the ICE Proposal) prior to the Special Stockholders Meeting and the Special Members Meeting.

While ICE is committed to helping CBOT Stockholders and CBOT Members realize the value of the ICE Proposal, the ICE Proposal cannot go forward unless the CBOT Stockholders do not approve the Proposed CME Merger, the CBOT Members do not approve the CBOT Class B Approvals or CBOT or CME otherwise terminates the CME Merger Agreement. A vote for the Proposed CME Merger could leave the CBOT Stockholders and CBOT Members without a viable alternative to the Proposed CME Merger because ICE cannot proceed with the ICE Proposal if the Proposed CME Merger is approved by the CBOT Stockholders and the CBOT Members. There can be no assurance as to the occurrence or timing of any termination of the CME Merger Agreement.

The ICE Proposal is subject to certain risks and uncertainties, including the following:

•	The ICE Proposal contemplates CBOT entering into a definitive merger agreement with ICE;

•	Similar to the CME Merger Agreement, the exchange ratio in the ICE Proposal is fixed, so the per Share value of the ICE Proposal will change as a result of changes in the market price of ICE Stock;

•	The synergies actually realized by the combined company as a result of transactions contemplated by the ICE Proposal may be less than expected, and the merger-related charges incurred by the combined company as a result of the proposed ICE/CBOT merger could be greater than estimated; and

•	The merger contemplated by the ICE Proposal will be subject to a number of conditions, including the approval of the stockholders of both CBOT and ICE, and with respect to the CBOT Class B Approvals by the CBOT Members, approval of the CBOE Agreement, as amended, by the CBOE members, and the receipt of all regulatory approvals required for completion of the proposed ICE/CBOT Merger. There can be no assurance that these approvals will be obtained in the time frame anticipated or can be obtained without unduly burdensome conditions or restrictions.

CBOT stockholders should also consider the risks that may be associated with an investment in ICE Stock and with the transaction contemplated by the ICE Proposal. These factors are set forth in the “Forward-Looking Statements” section of this Proxy Statement and will be described in more detail in the Registration Statement that will be filed with the SEC if we enter into a merger agreement with CBOT. Once the Registration Statement is filed, CBOT Stockholders and CBOT Members may obtain a copy of the Registration Statement free of charge at the SEC’s website (www.sec.gov) or by directing a request to ICE at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328, Attn: Investor Relations or by email at ir@theice.com.

We are confident that CBOT Stockholders and CBOT Members recognize that the ICE Proposal is superior to the Proposed CME Merger. Information with respect to the range of closing sale prices for the Shares for certain dates and periods is set forth in the Joint Proxy Statement/Prospectus included in the Registration Statement on Form S-4 filed by CME with the SEC on December 21, 2006, as most recently amended on May 25, 2007 (the “CME/CBOT S-4”). ICE urges CBOT Stockholders and CBOT Members to obtain a current market quotation for the Shares.

For certain selected pro-forma financial information for the 2006 fiscal year and the first quarter of 2007, please see Annex A.

INSTRUCTIONS FOR CBOT STOCKHOLDERS. CBOT STOCKHOLDERS CAN VOTE OVER THE INTERNET OR PHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD PROXY CARD OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TO US IN THE ENCLOSED POSTAGE PAID ENVELOPE AS SOON AS POSSIBLE. PLEASE NOTE THAT TO VOTE BY INTERNET OR PHONE YOU WILL NEED TO HAVE YOUR PROXY CARD AVAILABLE, AS YOU WILL NEED THE INDIVIDUAL CONTROL NUMBER ASSIGNED TO YOU AND APPEARING ON EACH CARD. SIGNING, DATING AND RETURNING THE GOLD PROXY CARD WILL REVOKE ANY VOTE YOU HAVE PREVIOUSLY MADE. IF YOU HAVE ALREADY VOTED TO APPROVE THE PROPOSED CME MERGER, YOU CAN ALSO REVOKE YOUR VOTE BY VOTING “AGAINST” ON

ANOTHER PROXY CARD DELIVERED TO US OR TO CBOT OR BY VOTING “AGAINST” BY USING THE INSTRUCTIONS ON YOUR PROXY CARDS TO VOTE BY TELEPHONE OR INTERNET.

INSTRUCTIONS FOR CBOT MEMBERS. IF YOU HAVE ALREADY VOTED TO APPROVE THE CBOT CLASS B APPROVALS, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE YOUR PROXY IS VOTED AT THE SPECIAL MEMBERS MEETING. IF YOU ARE THE RECORD HOLDER OF YOUR MEMBERSHIP INTERESTS, YOU CAN DO THIS IN ONE OF THREE WAYS. FIRST, YOU CAN SEND CBOT A WRITTEN NOTICE STATING THAT YOU WOULD LIKE TO REVOKE YOUR PROXY. SECOND, YOU CAN COMPLETE AND SUBMIT A NEW VALID PROXY BEARING A LATER DATE BY MAIL OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING INSTRUCTION PROVIDED BY CBOT. THIRD, YOU CAN ATTEND THE SPECIAL MEMBERS MEETING AND VOTE IN PERSON. IF YOU CHOOSE TO SEND A WRITTEN NOTICE OR TO MAIL A NEW PROXY, YOU MUST SUBMIT YOUR NOTICE OF REVOCATION OR NEW PROXY TO CBOT C/O GEORGESON INC., WALL STREET STATION, P.O. BOX 1100, NEW YORK, NY 10269-0646, AND IT MUST BE RECEIVED PRIOR TO THE SPECIAL MEMBERS MEETING.

WE URGE YOU TO SEND THE CBOT’S BOARD OF DIRECTORS A CLEAR MESSAGE THAT A SALE TO CME FOR LESS PREMIUM IS NOT A DESIRED OUTCOME AND THAT THEY SHOULD TAKE ALL NECESSARY STEPS TO MAXIMIZE STOCKHOLDER VALUE. VOTE “AGAINST” THE PROPOSED CME MERGER.

BACKGROUND OF THE SOLICITATION

In recent years, the exchange industry in which ICE and CBOT operate has been experiencing a period of consolidations and strategic alliances. The ICE board of directors continually reviews its results of operations and competitive position in its industry, as well as its strategic plans and alternatives. In particular, ICE has from time to time reviewed the possibility of various strategic alliances or commercial arrangements, including with CBOT, and the potential benefits such alliances or arrangements would provide to the companies and their stockholders.

On October 17, 2006, CBOT and CME announced that they had entered into the CME Merger Agreement. The registration statement on Form S-4 with respect to the Proposed CME Merger, which was originally filed on December 21, 2006 and amended most recently on February 26, 2007 (the “CME/CBOT S-4”), provides a summary of the events leading to CME and CBOT entering into the CME Merger Agreement.

On November 1, 2006, CBOT and CME made pre-merger notification filings with the U.S. Federal Trade Commission and U.S. Department of Justice (“Department of Justice”). On December 1, 2006, CBOT and CME each received a second request from the Antitrust Division of the Department of Justice seeking additional information regarding the Proposed CME Merger. On March 5, 2007, and May 14, 2007, ICE received civil investigative demands from the Department of Justice seeking information about the markets in which CME, CBOT and ICE conduct business.

On December 21, 2006, CME filed with the SEC the CME/CBOT S-4. On January 30, 2007, CME filed Amendment No. 1 to the CME/CBOT S-4. On February 20, 2007, CME filed Amendment No. 2 to the CME/CBOT S-4. On February 26, 2007, CME filed Amendment No. 3 to the CME/CBOT S-4. On March 2, 2007, CBOT filed its definitive proxy statement with respect to the Proposed CME Merger.

On March 15, 2007, ICE delivered a letter containing the ICE Proposal to the Chairman of CBOT’s board or directors, the CBOT board of directors’ Special Transaction Committee, CBOT’s Chief Executive Officer, and to the Non-Exercise Right Members Committee.

On March 18, 2007, ICE, through its legal advisor, Sullivan & Cromwell LLP, provided CBOT’s board of directors, its Special Transaction Committee, and its Non-Exercise Right Members Committee, with a draft merger agreement and related exhibits reflecting the terms of the ICE Proposal.

On March 19, 2007, the CBOT board of directors, after consultation with its legal and financial advisors, determined that the ICE Proposal was a bona fide written “Takeover Proposal” within the meaning of the CME Merger Agreement. The CBOT board of directors authorized and directed its transaction committee and Special Transaction Committee to engage in discussions with, and provide information to, ICE in connection with the ICE Proposal.

On March 20, 2007, CBOT and CBOT Sub announced that the special meetings of CBOT Stockholders and CBOT Members to vote on the CME Merger Agreement, which had been scheduled for April 4, 2007, had been postponed to give CBOT’s board of directors, its Special Transaction Committee, and the CBOT Sub board of directors sufficient time to complete their review of the ICE Proposal.

On March 23, 2007, CBOT and ICE entered into a confidentiality agreement. CBOT’s legal advisors then furnished to Sullivan & Cromwell LLP financial, operational and due diligence requests lists.

On March 25, 2007, CBOT and ICE commenced mutual due diligence and discussions regarding the ICE Proposal.

On March 26, 27 and 28, 2007, members of management and other employees of CBOT and ICE, together with each parties’ respective legal and financial advisors, met and made presentations regarding various aspects of their respective businesses and the proposed combination, including finance and accounting projections for 2007 and 2008, potential synergies, clearing, technology and operations, marketing and human resources.

Through April 27, 2007, CBOT and ICE, through their managements and representatives, continued with various aspects of the ongoing due diligence review.

On April 11, 2007, CBOT announced that the special meetings of CBOT Stockholders and CBOT Members to vote on the CME Merger Agreement had been re-scheduled for July 9, 2007.

On April 20, 2007, ICE provided CBOT’s board of directors and the CBOT board of directors’ Special Transaction Committee with a letter which clarified certain aspects of the ICE Proposal, which included a revised draft merger agreement and exhibits.

On April 27, 2007, ICE provided CBOT with a letter stating that ICE was confident the integration of the clearing and trading activities of ICE and CBOT could be accomplished within 18 months based on ICE’s integration experience with NYBOT and IPE, CBOT’s previous experience moving its clearing activities to CME and e-cbot, the fact that the integration would be performed by the combined company’s personnel, and the ability of CBOT to extend the term of its clearing agreement with CME under certain circumstances.

On May 1, 2007, representatives of CBOT requested that ICE representatives travel to Chicago to discuss the ICE Proposal by May 3, 2007. On May 3 and 4, a series of meetings were held in Chicago between ICE and CBOT and their respective representatives to discuss a number of proposed improvements to the ICE Proposal requested by CBOT.

On May 7, 2007, ICE provided CBOT with a letter outlining improvements to certain aspects of the ICE Proposal.

On May 11, 2007, CBOT and CME entered into Amendment No. 2 to the Agreement and Plan of Merger, dated as of October 17, 2006 and amended as of December 20, 2006, and CBOT announced that the CBOT board of directors had concluded that the ICE Proposal was not superior to the Proposed CME Merger.

On May 25, 2007, CME filed with the SEC a new registration statement on Form S-4, with respect to the Proposed CME Merger (the “Revised CME/CBOT S-4”).

ICE has worked hard, for some time, to arrive at an agreement to resolve a dispute that has existed between CBOT and CBOE relating to the CBOE Exercise Rights. On May 30, 2007, ICE announced that it had entered into the CBOE Agreement with CBOE, which ICE believes solves the disagreement relating to the status of the CBOE Exercise Rights between CBOT and CBOE.

On June 5, 2007, CME filed Amendment No. 1 to the Revised CME/CBOT S-4.

On June 7, 2007, CBOT filed its definitive proxy statement with respect to the present CME Merger Agreement.

On June 11, 2007, the Department of Justice announced that it had closed its investigation into the Proposed CME Merger. On June 11, 2007, ICE entered into an Amendment to the CBOE Agreement with CBOE.

On June 12, 2007, ICE publicly announced that it had resubmitted the ICE Proposal to the CBOT board of directors, its Special Transaction Committee and the Non-Exercise Right Members Committee, which included the CBOE Agreement, as amended, and confirmed that ICE remained committed to acquiring all of the Shares on the terms set out in the ICE Proposal, as so revised, including the purchase price of 1.42 shares of ICE Stock (subject to a cash election) for each Share.

On June 14, 2007, CBOT and CME announced that they had further amended the CME Merger Agreement. On June 14, 2007, the CBOT board of directors determined that the revised ICE Proposal was not a “Superior Proposal” (within the meaning of the CME Merger Agreement).

On June 18, 2007, ICE announced that it had signed an exclusive licensing agreement with Russell Investment Group to offer futures and options on futures contracts based on the Russell Investment Group’s U.S. equity indices.

On June 18, 2007, CBOT filed a supplement to the definitive proxy statement it filed on June 7, 2007.

CERTAIN INFORMATION CONCERNING THE PROPOSED CME MERGER

At the Special Stockholders Meeting, the holders of record of CBOT’s Shares at the close of business on the Record Date will vote on, among other things, whether to approve the Proposed CME Merger, and at the Special Members Meeting, the holders of record of CBOT Sub’s Series B-1 and Series B-2 memberships at the close of business on the Record Date will vote on, among other things, whether to approve the CBOT Class B Approvals. According to the Revised CME/CBOT S-4, under the terms of the CME Merger Agreement, each outstanding Share (other than Shares owned by CME or CBOT or any of their respective wholly-owned subsidiaries) will be converted into the right to receive 0.35 shares of Class A common stock of CME. See also the cover page of this Proxy Statement for additional information regarding CME’s proposal with respect to the CBOE Exercise Price. As a result of the Proposed CME Merger, CBOT Stockholders would end up owning approximately 34.6% of the combined company. The conditions to the consummation of the Proposed CME Merger include, among other things, the following: (1) the approval of the CME Merger Agreement by CBOT Stockholders, (2) the approval of the repurchase of CBOT’s Class B common stock and an Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws of CBOT Sub by the Series B-1 and Series B-2 members of CBOT Sub, voting together as a single class in accordance with the terms of the existing Amended and Restated Certificate of Incorporation and Bylaws of CBOT Sub, and (3) the approval of the stockholders of CME. CME has also announced that following completion of the Proposed CME Merger, the surviving company would commence a cash tender offer for up to $3.5 billion in common stock of the combined company at a fixed price of $560 per share.

The CME Merger Agreement contains certain termination rights for CME and CBOT, and further provides that if the CME Merger Agreement is terminated under certain circumstances, CME or CBOT will be required to pay the other a termination fee of $288 million and to reimburse the other for up to $6.0 million of out-of-pocket expenses.

The CME Merger Agreement provides for the payment by CBOT to CME of $288.0 million if the CME Merger Agreement is terminated in the following circumstances: (1) as a result of CBOT breaching in any material respect its obligations regarding solicitation of alternative transaction proposals; (2) subject to CME not exercising its stockholder vote option, if CBOT’s board of directors (a) fails to authorize, approve or recommend the CME Merger Agreement to the CBOT Stockholders; (b) changes its recommendation to the CBOT Stockholders; or (c) fails to remain silent with respect to a third party tender offer or exchange offer or fails to recommend that CBOT Stockholders reject a tender offer or exchange offer or CBOT makes a change in recommendation (provided that in connection with the change in recommendation in response to a superior proposal CME does not exercise its stockholder vote option). Additionally, if the CME Merger Agreement is not completed by October 17, 2007 and a party has not obtained its required stockholder approval of the merger and related transactions, and in the case of CBOT, the required CBOT Class B Approvals, and, in each case, a takeover proposal involving 30% or more of the consolidated assets or capital stock of such party has been made or announced; then, if such party enters into or consummates the transactions contemplated by the takeover proposal within 12 months of termination of the CME Merger Agreement, such party must pay a termination fee of $288.0 million to the other party. If a party is required to pay a termination fee to the other party, such party must also reimburse the other party for its expenses, up to a maximum amount of $6.0 million.

Under the ICE Proposal, if the CME merger agreement has been terminated and CBOT is required to pay a termination fee to CME thereunder, and if CBOT has entered into a merger agreement with ICE, ICE would be required to advance the amount of the CME termination fee to CBOT (together with up to $6 million in reimbursement of CME expenses). Under the ICE Proposal, CBOT would be required to refund that reimbursement amount to ICE if the transactions contemplated by the ICE merger agreement are not completed due to (1) the exercise by CBOT of its right to terminate the ICE merger agreement in order to accept an alternative acquisition proposal in accordance with the ICE merger agreement, (2) certain breaches of the ICE merger agreement by CBOT, (3) certain failures of CBOT to agree to take actions necessary to obtain the approval of governmental authorities in connection with antitrust or competition laws if ICE is willing to agree to undertake such actions or (4) a failure of the CBOT Stockholders to approve the merger with ICE.

WE ARE DISTRIBUTING THIS PROXY STATEMENT IN ORDER TO URGE CBOT STOCKHOLDERS TO VOTE “AGAINST” THE PROPOSED CME MERGER AND CBOT MEMBERS TO VOTE “AGAINST” THE CBOT CLASS B APPROVALS. THE CONSIDERATION TO BE PAID BY CME IN THE PROPOSED CME MERGER IS INADEQUATE, AND WE BELIEVE THAT BETTER ALTERNATIVES EXIST.

CERTAIN INFORMATION CONCERNING ICE

ICE is a company incorporated under the laws of Delaware in the year 2000, with its principal executive offices located at 2100 RiverEdge Parkway, Suite 500, Atlanta, Georgia 30328. The telephone number of ICE is (770) 857-4700. ICE operates the leading global, electronic marketplace for trading both futures and OTC energy contracts and the leading soft commodity exchange. ICE’s markets offer access to a range of contracts based on crude oil and refined products, natural gas, power and emissions, as well as soft commodities including cocoa, coffee, cotton, ethanol, orange juice, wood pulp and sugar, in addition to currency and index futures and options. Shares of ICE Stock are traded on the New York Stock Exchange under the symbol “ICE” and, as of the date of this Proxy Statement, ICE has a market capitalization of approximately $11.2 billion. ICE and its subsidiaries have approximately 470 employees.

In addition to ICE, the following officers and employees of ICE will be participants in the solicitation of proxies: Jeffrey C. Sprecher, David S. Goone and Kelly L. Loeffler. The business address, business telephone number and position or office of each participant is set forth in Schedule I hereto. Other than 1,000 Shares owned by ICE, neither ICE nor any of the other participants, in these proxy solicitations or their respective associates, has any interest, direct or indirect, by securities holdings or otherwise, in CBOT or CME. None of the participants will receive any special compensation in connection with these proxy solicitations.

OTHER PROPOSALS

In addition to soliciting proxies to approve the Proposed CME Merger, CBOT’s board of directors is also soliciting proxies for the Special Stockholders Meeting for a proposal to approve any adjournment or postponement of the Special Stockholders Meeting, including if necessary, to solicit additional proxies in favor of the adoption of the CME Merger Agreement and the approval of the Proposed CME Merger, and CBOT

Sub’s board of directors is also soliciting proxies for the Special Members Meeting with respect to a similar proposal for the CBOT Class B Approvals, in either case if there are not sufficient votes for that proposal (the “Adjournment Proposals”). Because the Adjournment Proposals are designed to facilitate the approval of the Proposed CME Merger and the CBOT Class B Approvals, ICE is soliciting proxies from CBOT Stockholders in opposition to the Proposed CME Merger and specifically “AGAINST” the proposal to approve any adjournment or postponement of the Special Stockholders Meeting and ICE recommends that CBOT Members vote “AGAINST” the proposal to approve any adjournment or postponement of the Special Members Meeting.

INSTRUCTIONS FOR CBOT STOCKHOLDERS. CBOT STOCKHOLDERS CAN VOTE OVER THE INTERNET OR PHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD PROXY CARD OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TO US IN THE ENCLOSED POSTAGE PAID ENVELOPE AS SOON AS POSSIBLE. PLEASE NOTE THAT TO VOTE BY INTERNET OR PHONE YOU WILL NEED TO HAVE YOUR PROXY CARD AVAILABLE, AS YOU WILL NEED THE INDIVIDUAL CONTROL NUMBER ASSIGNED TO YOU AND APPEARING ON EACH CARD. SIGNING, DATING AND RETURNING THE GOLD PROXY CARD WILL REVOKE ANY VOTE YOU HAVE PREVIOUSLY MADE. IF YOU HAVE ALREADY VOTED TO APPROVE THE PROPOSED CME MERGER, YOU CAN ALSO REVOKE YOUR VOTE BY VOTING “AGAINST” ON ANOTHER PROXY CARD DELIVERED TO US OR TO CBOT OR BY VOTING “AGAINST” BY USING THE INSTRUCTIONS ON YOUR PROXY CARDS TO VOTE BY TELEPHONE OR INTERNET.

INSTRUCTIONS FOR CBOT MEMBERS. IF YOU HAVE ALREADY VOTED TO APPROVE THE CBOT CLASS B APPROVALS, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE YOUR PROXY IS VOTED AT THE SPECIAL MEMBERS MEETING. IF YOU ARE THE RECORD HOLDER OF YOUR MEMBERSHIP INTERESTS, YOU CAN DO THIS IN ONE OF THREE WAYS. FIRST, YOU CAN SEND CBOT A WRITTEN NOTICE STATING THAT YOU WOULD LIKE TO REVOKE YOUR PROXY. SECOND, YOU CAN COMPLETE AND SUBMIT A NEW VALID PROXY BEARING A LATER DATE BY MAIL OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING INSTRUCTION PROVIDED BY CBOT. THIRD, YOU CAN ATTEND THE SPECIAL MEMBERS MEETING AND VOTE IN PERSON. IF YOU CHOOSE TO SEND A WRITTEN NOTICE OR TO MAIL A NEW PROXY, YOU MUST SUBMIT YOUR NOTICE OF REVOCATION OR NEW PROXY TO CBOT C/O GEORGESON INC., WALL STREET STATION, P.O. BOX 1100, NEW YORK, NY 10269-0646, AND IT MUST BE RECEIVED PRIOR TO THE SPECIAL MEMBERS MEETING.

Other than as set forth above, ICE is not currently aware of any other proposals to be brought before the Special Stockholders Meeting or the Special Members Meeting. Should other proposals be brought before the Special Stockholders Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of ICE as determined by ICE in its sole discretion, in which event such persons will vote on such proposals in their discretion.

VOTING PROCEDURES

Special Stockholders Meeting

According to the Revised CME/CBOT S-4, as of the Record Date, there were 52,843,183 Shares entitled to vote at the Special Stockholders Meeting. Each holder of a Share as of the close of business on the Record Date will be entitled to one vote for each such Share.

Under CBOT’s bylaws, the presence, in person or by proxy, of the holders of at least one-third of the total number of outstanding Shares as of the Record Date and entitled to vote at the Special Stockholders Meeting is necessary to constitute a quorum at the Special Stockholders Meeting. In accordance with the New York Stock Exchange rules, brokers and nominees who hold Shares in street-name for customers may not exercise their voting discretion with respect to the approval of the Proposed CME Merger or the Adjournment Proposal related thereto. Thus, absent specific instructions from the beneficial owner of such Shares, these Shares will be counted for purposes of determining whether a quorum is present. Brokers and nominees may vote such Shares with respect to the Adjournment Proposal but may not vote such Shares with respect to the adoption of the CME Merger Agreement and the approval of the Proposed CME Merger.

The adoption of the CME Merger Agreement and approval of the Proposed CME Merger requires approval of a majority of the total outstanding Shares. Therefore, abstentions and broker non-votes will have the same effect as a vote “AGAINST” the Proposed CME Merger.

The Adjournment Proposal requires the approval of a majority of all Shares present and voting at the Special Stockholders Meeting if a quorum is present. Abstentions will be treated as votes “AGAINST” the Adjournment Proposal but broker non-votes will be treated as votes not cast and will have no effect on the outcome of the Adjournment Proposal.

CBOT stockholders (1) may vote “AGAINST” one or both of the proposals, (2) may abstain from voting on one or both of the proposals or (3) may vote for one or both of the proposals by marking the proper box on the GOLD proxy card and signing, dating and returning it promptly in the enclosed postage-paid envelope. If a CBOT Stockholder returns a GOLD proxy card that is signed, dated and not marked, that stockholder will be deemed to have voted “AGAINST” the adoption of the CME Merger Agreement and approval of the Proposed CME Merger and “AGAINST” the Adjournment Proposal. Only CBOT Stockholders (or their duly appointed proxies) of record on the Record Date are eligible to vote in person or submit a proxy.

Special Members Meeting

According to the Revised CME/CBOT S-4, as of the Record Date, there were 1,402 Series B-1 memberships and 812 Series B-2 memberships entitled to vote at the Special Members Meeting.

Each holder of a Series B-1 membership as of the close of business on the Record Date will be entitled to one vote for each Series B-1 membership held of record at the close of business on the Record Date, and each holder of a Series B-2 membership as of the close of business on the Record Date will be entitled to one-sixth of one vote for each Series B-2 membership held of record at the close of business on the Record Date.

In order for CBOT to satisfy its quorum requirements with respect to the Special Members Meeting, the presence, in person or by proxy, of the holders of Class B memberships representing at least one-third of the votes entitled to be cast on the matters to be acted upon at the Special Members Meeting is required. CBOT Members will be deemed to be present if they attend the meeting or submit a proxy card (that is not revoked) that is received at or prior to the Special Members Meeting.

The adoption of the repurchase of CBOT’s Class B common stock (the “repurchase”) requires the approval of a majority of the outstanding voting power of the CBOT Members’ membership interests, voting together as a single class. Because the required vote of the CBOT Members’ membership interests to approve the repurchase is based upon the outstanding voting power of the CBOT Members’ membership interests, the failure by a CBOT Member to submit a proxy or to vote in person at the Special Members Meeting and abstentions will have the same effect as a vote “AGAINST” approval of the repurchase.

The affirmative vote of a majority of the votes cast by the CBOT Members’ membership interests, voting together as a single class, must approve the adoption of the Amended and Restated Certificate of Incorporation (the “amendment”). Because the required vote of the CBOT Members’ membership interests to approve the adoption of the amendment is based upon the voting power of membership interests actually voted, the failure by a CBOT Member to submit a proxy or vote in person at the Special Members Meeting will have no effect on the vote. However, an abstention will have the same effect as a vote “AGAINST” approval of the amendment.

The CBOT Members (1) may vote “AGAINST” one or more of the proposals, (2) may abstain from voting on one or more of the proposals or (3) may vote for one or more of the proposals.

INSTRUCTIONS FOR CBOT MEMBERS. IF YOU HAVE ALREADY VOTED TO APPROVE THE CBOT CLASS B APPROVALS, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE YOUR PROXY IS VOTED AT THE SPECIAL MEMBERS MEETING. IF YOU ARE THE RECORD HOLDER OF YOUR MEMBERSHIP INTERESTS, YOU CAN DO THIS IN ONE OF THREE WAYS. FIRST, YOU CAN

SEND CBOT A WRITTEN NOTICE STATING THAT YOU WOULD LIKE TO REVOKE YOUR PROXY. SECOND, YOU CAN COMPLETE AND SUBMIT A NEW VALID PROXY BEARING A LATER DATE BY MAIL OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING INSTRUCTION PROVIDED BY CBOT. THIRD, YOU CAN ATTEND THE SPECIAL MEMBERS MEETING AND VOTE IN PERSON. IF YOU CHOOSE TO SEND A WRITTEN NOTICE OR TO MAIL A NEW PROXY, YOU MUST SUBMIT YOUR NOTICE OF REVOCATION OR NEW PROXY TO CBOT C/O GEORGESON INC., WALL STREET STATION, P.O. BOX 1100, NEW YORK, NY 10269-0646, AND IT MUST BE RECEIVED PRIOR TO THE SPECIAL MEMBERS MEETING.

Revocation of Proxy: Instructions for CBOT Stockholders

CBOT STOCKHOLDERS MAY REVOKE THEIR PROXY AT ANY TIME PRIOR TO ITS EXERCISE BY ATTENDING THE SPECIAL STOCKHOLDERS MEETING AND VOTING IN PERSON, BY SUBMITTING A DULY EXECUTED, LATER DATED PROXY BY ONE OF THE METHODS PROVIDED ON THE PROXY CARD PROVIDED TO THEM OR BY SUBMITTING A WRITTEN NOTICE OF REVOCATION TO EITHER (A) ICE, C/O INNISFREE, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022, OR (B) THE SECRETARY OF CBOT AT THE PRINCIPAL EXECUTIVE OFFICES OF CBOT AT 141 WEST JACKSON BOULEVARD, CHICAGO, ILLINOIS 60604. A REVOCATION MAY BE IN ANY WRITTEN FORM VALIDLY SIGNED BY THE RECORD HOLDER AS LONG AS IT CLEARLY STATES THAT THE PROXY PREVIOUSLY GIVEN IS NO LONGER EFFECTIVE. STOCKHOLDERS WHO HOLD THEIR SHARES IN A BANK OR BROKERAGE ACCOUNT WILL NEED TO NOTIFY THE PERSON RESPONSIBLE FOR THEIR ACCOUNT TO REVOKE OR WITHDRAW PREVIOUSLY GIVEN INSTRUCTIONS. WE REQUEST THAT A COPY OF ANY REVOCATION SENT TO CBOT OR ANY REVOCATION NOTIFICATION SENT TO THE PERSON RESPONSIBLE FOR A BANK OR BROKERAGE ACCOUNT ALSO BE SENT TO ICE, CARE OF INNISFREE, AT THE ADDRESS BELOW SO THAT ICE MAY MORE ACCURATELY DETERMINE IF AND WHEN PROXIES HAVE BEEN RECEIVED FROM THE HOLDERS OF RECORD ON THE RECORD DATE OF A MAJORITY OF CBOT’S SHARES. UNLESS REVOKED IN THE MANNER SET FORTH ABOVE, SUBJECT TO THE FOREGOING, DULY EXECUTED PROXIES IN THE FORM ENCLOSED WILL BE VOTED AT THE SPECIAL STOCKHOLDERS MEETING ON THE PROPOSED CME MERGER IN ACCORDANCE WITH YOUR INSTRUCTIONS. IN THE ABSENCE OF SUCH INSTRUCTIONS, SUCH PROXIES WILL BE VOTED “AGAINST” THE PROPOSED CME MERGER.

BY EXECUTING THE GOLD PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.

If you have any questions or require any assistance in voting your Share(s) or CBOT membership interest(s), please contact:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll Free: at (877) 800-5187
Banks and Brokers Call Collect: (212) 750-5833

DISSENTERS’ RIGHTS

CBOT Stockholders who dissent and do not approve the Proposed CME Merger are entitled to certain appraisal rights in connection with the Proposed CME Merger, as described below and in Annex B hereto. Such CBOT Stockholders who perfect their appraisal rights and strictly follow certain procedures in the manner prescribed by Section 262 of the Delaware General Corporation Law, or “DGCL,” will be entitled to receive payment of the fair value of their shares, valued as of the effective time of the Proposed CME Merger (which will be after payment of the special dividend proposed to be paid in connection with the Proposed CME Merger), in cash from the surviving corporation in the Proposed CME Merger.

SECTION 262 OF THE DGCL IS REPRINTED IN ITS ENTIRETY AS ANNEX B TO THIS PROXY STATEMENT. THE FOLLOWING DISCUSSION IS NOT A COMPLETE STATEMENT OF THE LAW RELATING TO APPRAISAL RIGHTS AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO ANNEX B. ANY CBOT STOCKHOLDER WHO WISHES TO EXERCISE APPRAISAL RIGHTS OR WHO WISHES TO PRESERVE HIS OR HER RIGHT TO DO SO SHOULD REVIEW ANNEX B CAREFULLY AND SHOULD CONSULT HIS OR HER LEGAL ADVISOR, SINCE FAILURE TO TIMELY COMPLY WITH THE PROCEDURES SET FORTH THEREIN WILL RESULT IN THE LOSS OF SUCH RIGHTS.

The record holders of the Shares that elect to exercise their appraisal rights with respect to the Proposed CME Merger are referred to herein as “Dissenting Stockholders,” and the Shares with respect to which they exercise appraisal rights are referred to herein as “Dissenting Shares.” If a CBOT Stockholder has a beneficial interest in Shares that are held of record in the name of another person, such as a broker or nominee, and such CBOT Stockholder desires to perfect whatever appraisal rights such beneficial CBOT Stockholder may have, such beneficial CBOT Stockholder must act promptly to cause the holder of record timely and properly to follow the steps summarized below. Beneficial CBOT Stockholders with Shares held in a brokerage account or in other nominee form that wish to exercise appraisal rights should promptly consult their broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee.

A VOTE IN FAVOR OF THE PROPOSED CME MERGER BY A CBOT STOCKHOLDER WILL RESULT IN A WAIVER OF SUCH CBOT STOCKHOLDER’S RIGHT TO APPRAISAL RIGHTS. IF YOU HAVE PREVIOUSLY SUBMITTED A PROXY FOR THE SPECIAL STOCKHOLDERS MEETING VOTING IN FAVOR OF THE PROPOSED CME MERGER AND WISH TO EXERCISE APPRAISAL RIGHTS, YOU MUST REVOKE YOUR PREVIOUSLY SUBMITTED PROXY IN ORDER TO VALIDLY EXERCISE APPRAISAL RIGHTS.

If and when the Proposed CME Merger becomes effective, CBOT Stockholders who strictly comply with the procedures prescribed in Section 262 of the DGCL will be entitled to a judicial appraisal of the fair value of their Shares as of the effective time of the Proposed CME Merger (which will be after payment of the special dividend proposed to be paid in the Proposed CME Merger), exclusive of any element of value arising from the accomplishment or expectation of the Proposed CME Merger, in cash from the surviving corporation in the Proposed CME Merger. We advise any CBOT Stockholder considering demanding appraisal to consult legal counsel.

In order to exercise appraisal rights under Delaware law, a CBOT Stockholder must be the stockholder of record of the Shares as to which appraisal rights are to be exercised on the date that the written demand for appraisal described below is made, and the CBOT Stockholder must continuously hold such Shares through the effective date of the Proposed CME Merger.

While CBOT Stockholders electing to exercise their appraisal rights under Section 262 of the DGCL are not required to vote against the approval of the Proposed CME Merger, a vote in favor of approval of the Proposed CME Merger will result in a waiver of the CBOT Stockholder’s right to appraisal rights. CBOT Stockholders electing to demand the appraisal of such CBOT Stockholder’s Shares shall deliver to CBOT Holdings, before the taking of the vote on the Proposed CME Merger at the Special Stockholders Meeting a written demand for appraisal of such CBOT Stockholder’s Shares. Such demand will be sufficient if it reasonably informs CBOT of the identity of the CBOT Stockholder and that the CBOT Stockholder intends thereby to demand the appraisal of such CBOT Stockholder’s Shares. A proxy or vote against the Proposed CME Merger shall not constitute such a demand. Please see the discussion below under the heading “Written Demand” for additional information regarding written demand requirements.

Within ten (10) days after the effective time of the Proposed CME Merger, the surviving corporation must provide notice of the date of effectiveness of the Proposed CME Merger to all CBOT Stockholders who have not voted for approval of the CME merger agreement and who have otherwise complied with the requirements of Section 262 of the DGCL.

A CBOT Stockholder who elects to exercise appraisal rights must mail or deliver the written demand for appraisal to:
CBOT Holdings, Inc.
141 West Jackson Boulevard
Chicago, Illinois 60604
Telephone: (312) 435-3500
Attn: Secretary

Within 120 days after the effective date of the Proposed CME Merger, any Dissenting Stockholder that has strictly complied with the procedures prescribed in Section 262 of the DGCL will be entitled, upon written request, to receive from the surviving corporation a statement of the aggregate number of Shares not voted in favor of the Proposed CME Merger and with respect to which demands for appraisal have been received by CBOT, and the aggregate number of holders of those Shares. This statement must be mailed to the Dissenting Stockholder within ten (10) days after the Dissenting Stockholder’s written request has been received by the surviving corporation or within ten (10) days after the date of the effective date of the Proposed CME Merger, whichever is later.

Within 120 days after the effective date of the Proposed CME Merger, if any, either the surviving corporation or any Dissenting Stockholder that has strictly complied with the procedures prescribed in Section 262 of the DGCL may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of each Share of all Dissenting Stockholders. If a petition for an appraisal is timely filed, then after a hearing on the petition, the Delaware Court of Chancery will determine which of the CBOT Stockholders are entitled to appraisal rights and then will appraise the Shares owned by those CBOT Stockholders by determining the fair value of the Shares as of the effective time of the Proposed CME Merger, if any (which will be after payment of the special dividend proposed to be paid in the Proposed CME Merger), exclusive of any element of value arising from the accomplishment or expectation of the Proposed CME Merger, together with the fair rate of interest to be paid, if any, on the amount determined to be the fair value. If no petition for appraisal is filed with the Delaware Court of Chancery by the surviving corporation, or any Dissenting Stockholder within 120 days after the effective time of the Proposed CME Merger, then the Dissenting Stockholders’ rights to appraisal will cease and they will be entitled only to receive merger consideration paid in the Proposed CME Merger on the same basis as other CBOT Stockholders. Inasmuch as the surviving corporation has no obligation to file a petition, any CBOT Stockholder who desires a petition to be filed is advised to file it on a timely basis. No petition timely filed in the Delaware Court of Chancery demanding appraisal shall be dismissed as to any CBOT Stockholder, however, without the approval of the Delaware Court of Chancery, which may be conditioned on any terms the Delaware Court of Chancery deems just.

The cost of the appraisal proceeding may be determined by the Delaware Court of Chancery and imposed upon the parties as the court deems equitable in the circumstances. Upon application of a Dissenting Stockholder that has strictly complied with the procedures prescribed in Section 262 of the DGCL, the court may order that all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees, and the fees and expenses of experts, be charged pro rata against the value of all Shares entitled to appraisal. In the absence of this determination or assessment, each party bears its own expenses. A Dissenting Stockholder who has timely demanded appraisal in compliance with Section 262 of the DGCL will not, after the effective time of the Proposed CME Merger, if any, be entitled to vote the Shares subject to such demand for any purpose or to receive payment of dividends or other distributions on Shares, except for dividends or other distributions payable to CBOT Stockholders of record at a date prior to the effective time of the Proposed CME Merger, if any, including the special dividend proposed to be paid in connection with the Proposed CME Merger.

At any time within sixty (60) days after the effective time of the Proposed CME Merger, if any, any Dissenting Stockholder will have the right to withdraw the stockholder’s demand for appraisal and to accept the right to receive merger consideration in the Proposed CME Merger on the same basis on which Shares are converted in the Proposed CME Merger. After this sixty (60) day period, a Dissenting Stockholder that has strictly complied with the procedures prescribed in Section 262 of the DGCL may withdraw his or her demand for appraisal only with the written consent of the surviving corporation and the approval of the Delaware Court of Chancery.

Written Demands

To be valid, written demands for appraisal must be made by record holders of Shares. Beneficial owners who do not hold Shares of record may not directly make appraisal demands. The beneficial holder must, in such cases, have the registered owner, such as a broker or other nominee, submit the required demand in respect of those Shares.

The written demand for appraisal must reasonably inform CBOT of the identity of the CBOT Stockholder of record making the demand and indicate that the CBOT Stockholder intends to demand appraisal of the CBOT Stockholder’s Shares. A demand for appraisal should be executed by or for the CBOT Stockholder of record, fully and correctly, as that CBOT Stockholder’s name appears on the CBOT Stockholder’s stock certificate. If Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be executed by the fiduciary. If Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an agent for two or more joint owners, should execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner and expressly disclose the fact that, in exercising the demand, he, she or it is acting as agent for the record owner.

A record owner who holds Shares as a nominee for other beneficial owners of the Shares may exercise appraisal rights with respect to the Shares held for all or less than all beneficial owners of the Shares for which the holder is the record owner. In that case, the written demand must state the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares outstanding in the name of that record owner. Beneficial owners who are not record owners and who intend to exercise appraisal rights should promptly consult the record owner to determine the appropriate procedures for making a written demand for appraisal rights and should instruct the record owner to comply strictly with the statutory requirements with respect to the delivery of written demand prior to the taking of the vote on the Proposed CME Merger.

CBOT Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as or less than the value of the right to receive merger consideration in the Proposed CME Merger. Also, CBOT and CME reserve the right to assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the merger consideration to be issued in the Proposed CME Merger.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. CBOT Stockholders wishing to dissent and to exercise their appraisal rights should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL. Any CBOT Stockholder who fails to strictly comply with the requirements of Section 262 of the DGCL, attached as Annex B to this Proxy Statement will forfeit his, her or its rights to exercise appraisal rights and will receive merger consideration on the same basis as all other CBOT Stockholders.

THE PROCESS OF DISSENTING REQUIRES STRICT COMPLIANCE WITH TECHNICAL PREREQUISITES. THOSE INDIVIDUALS OR ENTITIES WISHING TO DISSENT AND TO EXERCISE THEIR APPRAISAL RIGHTS SHOULD CONSULT WITH THEIR OWN LEGAL COUNSEL IN CONNECTION WITH COMPLIANCE UNDER SECTION 262 OF THE DGCL. TO THE EXTENT THERE ARE ANY INCONSISTENCIES BETWEEN THE FOREGOING SUMMARY AND SECTION 262 OF THE DGCL, THE DGCL SHALL CONTROL.

CME stockholders do not have appraisal rights in connection with the Proposed CME Merger. In addition, CBOT Members do not have appraisal rights with respect to their Series B memberships in connection with the Proposed CME Merger. CBOT Stockholders will not be entitled to appraisal rights in connection with the ICE Proposal.

SOLICITATION OF PROXIES

Except as set forth below, ICE will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other nominee for the solicitation of proxies in connection with the ICE Proposal.

Proxies will be solicited by mail, telephone, facsimile, telegraph, the Internet, e-mail, newspapers and other publications of general distribution and in person. The participants listed on Schedule I hereto may assist in the solicitation of proxies without any additional remuneration (except as otherwise set forth in this Proxy Statement).

ICE has retained Innisfree for solicitation and advisory services in connection with solicitations relating to the Special Stockholders Meeting, for which Innisfree is to receive a fee of approximately $250,000 in connection with the solicitation of proxies for this meeting. Up to 75 people may be employed by Innisfree in connection with the solicitation of proxies for the Special Stockholders Meeting. ICE has also agreed to reimburse Innisfree for out-of-pocket expenses and to indemnify Innisfree against certain liabilities and expenses, including reasonable legal fees and related charges. Innisfree will solicit proxies for the Special Stockholders Meeting from individuals, brokers, banks, bank nominees and other institutional holders. Directors, officers and certain employees of ICE may assist in the solicitation of proxies without any additional remuneration. The entire expense of soliciting proxies for the Special Stockholders Meeting by or on behalf of ICE is being borne by ICE.

If you have any questions concerning this Proxy Statement or the procedures to be followed to execute and deliver a proxy, please contact Innisfree at the address or phone number specified above.

FORWARD-LOOKING STATEMENTS

Certain statements in this Proxy Statement may contain forward-looking information regarding ICE, CBOT, and the combined company after the completion of the possible merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements about the benefits of the merger transaction involving ICE and CBOT, including future strategic and financial benefits, the plans, objectives, expectations and intentions of ICE following the completion of the merger, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of ICE’s management and are subject to significant risks and uncertainties. Actual results may differ materially from those set forth in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those expressed or implied in such forward-looking statements regarding the success of the proposed transaction: the failure of CBOT to accept the ICE Proposal and enter into definitive agreements to effect the transaction; the risk that the revenue opportunities, cost savings and other anticipated synergies from the merger may not be fully realized or may take longer to realize than expected; superior offers by third parties; the requisite approvals provided for under the CBOE Agreement, as amended, and the performance of the obligations under the CBOE Agreement, as amended; the ability to obtain governmental approvals and rulings on or regarding the transaction on the proposed terms and schedule; the failure of ICE or CBOT stockholders to approve the merger; the risk that the businesses will not be integrated successfully; disruption from the merger making it difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending and third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; and, general economic conditions and normal business uncertainty. Additionally, the historical data concerning stock price performance, earnings per share and other operating results are not necessarily indicative of future results. Additional risks and factors are identified in ICE’s filings with the SEC, including ICE’s Annual Report on Form 10-K for the year ended December 31, 2006, as filed with the SEC on February 26, 2007 and ICE’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2007, as filed with the SEC on May 4, 2007. You should not place undue reliance on forward-looking statements, which speak only as of the date of this Proxy Statement. Except for any obligations to disclosure material information under the Federal securities laws, ICE undertakes no obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this Proxy Statement.

OTHER INFORMATION

The information concerning CBOT and the Proposed CME Merger contained herein has been taken from, or is based upon, publicly available documents on file with the SEC and other publicly available information. As ICE was not involved in the preparation of such documents, ICE has assumed that the publicly available information is accurate and complete, and that therefore the statements and information relating to CBOT and the Proposed CME Merger contained in this Proxy Statement are complete and accurate.

Pursuant to Rule 14a-5 promulgated under the Securities Exchange Act of 1934, as amended, reference is made to the joint proxy statement/prospectus included in the Revised CME/CBOT S-4 for information concerning the CME Merger Agreement, the Proposed CME Merger, regulatory approvals, financial information regarding CME, CBOT and the proposed combination of CME and CBOT, the proposals to be voted upon at the Special Stockholders Meeting and Special Members Meeting, the Shares, the beneficial ownership of Shares by certain owners, other information concerning CBOT’s management, the procedures for submitting proposals for consideration at the next annual meeting of stockholders of CBOT and certain other matters regarding CBOT and the Special Stockholders Meeting and Special Members Meeting.

Except as described herein, ICE is not aware of any other matter to be considered at the Special Stockholders Meeting or the Special Members Meeting. Should other proposals be brought before the Special Stockholders Meeting, the persons named on the GOLD proxy card will abstain from voting on such proposals unless such proposals adversely affect the interests of ICE as determined by ICE in its sole discretion, in which event such persons will vote on such proposals in their discretion.

EVEN IF YOU HAVE ALREADY SENT A PROXY CARD TO CBOT OR TO CBOT SUB, YOU HAVE EVERY RIGHT TO CHANGE YOUR VOTE. ONLY YOUR LATEST-DATED PROXY COUNTS. VOTE “AGAINST” THE PROPOSED CME MERGER BY VOTING “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL STOCKHOLDERS MEETING AND “AGAINST” EACH PROPOSAL TO BE CONSIDERED AT THE SPECIAL MEMBERS MEETING.

INSTRUCTIONS FOR CBOT STOCKHOLDERS. CBOT STOCKHOLDERS CAN VOTE OVER THE INTERNET OR PHONE BY FOLLOWING THE INSTRUCTIONS ON THE ENCLOSED GOLD PROXY CARD OR BY SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TO US IN THE ENCLOSED POSTAGE PAID ENVELOPE AS SOON AS POSSIBLE. PLEASE NOTE THAT TO VOTE BY INTERNET OR PHONE YOU WILL NEED TO HAVE YOUR PROXY CARD AVAILABLE, AS YOU WILL NEED THE INDIVIDUAL CONTROL NUMBER ASSIGNED TO YOU AND APPEARING ON EACH CARD. SIGNING, DATING AND RETURNING THE GOLD PROXY CARD WILL REVOKE ANY VOTE YOU HAVE PREVIOUSLY MADE. IF YOU HAVE ALREADY VOTED TO APPROVE THE PROPOSED CME MERGER, YOU CAN ALSO REVOKE YOUR VOTE BY VOTING “AGAINST” ON ANOTHER PROXY CARD DELIVERED TO US OR TO CBOT OR BY VOTING “AGAINST” BY USING THE INSTRUCTIONS ON YOUR PROXY CARDS TO VOTE BY TELEPHONE OR INTERNET.

INSTRUCTIONS FOR CBOT MEMBERS. IF YOU HAVE ALREADY VOTED TO APPROVE THE CBOT CLASS B APPROVALS, YOU CAN CHANGE YOUR VOTE AT ANY TIME BEFORE YOUR PROXY IS VOTED AT THE SPECIAL MEMBERS MEETING. IF YOU ARE THE RECORD HOLDER OF YOUR MEMBERSHIP INTERESTS, YOU CAN DO THIS IN ONE OF THREE WAYS. FIRST, YOU CAN SEND CBOT A WRITTEN NOTICE STATING THAT YOU WOULD LIKE TO REVOKE YOUR PROXY. SECOND, YOU CAN COMPLETE AND SUBMIT A NEW VALID PROXY BEARING A LATER DATE BY MAIL OR BY FOLLOWING THE TELEPHONE OR INTERNET VOTING INSTRUCTION PROVIDED BY CBOT. THIRD, YOU CAN ATTEND THE SPECIAL MEMBERS MEETING AND VOTE IN PERSON. IF YOU CHOOSE TO SEND A WRITTEN NOTICE OR TO MAIL A NEW PROXY, YOU MUST SUBMIT YOUR NOTICE OF REVOCATION OR NEW PROXY TO CBOT C/O GEORGESON INC., WALL STREET STATION, P.O. BOX 1100, NEW YORK, NY 10269-0646, AND IT MUST BE RECEIVED PRIOR TO THE SPECIAL MEMBERS MEETING.

WHETHER OR NOT YOU INTEND TO ATTEND THE SPECIAL STOCKHOLDERS MEETING OR THE SPECIAL MEMBERS MEETING, YOUR PROMPT ACTION IS IMPORTANT. MAKE YOUR VIEWS CLEAR TO CBOT’S BOARD OF DIRECTORS BY VOTING “AGAINST” EACH PROPOSAL AND, IF

YOU ARE A CBOT STOCKHOLDER, SIGNING, DATING AND RETURNING THE ENCLOSED GOLD PROXY CARD TODAY.

YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES OR CBOT MEMBERSHIP INTERESTS YOU OWN.

IntercontinentalExchange, Inc.
June 22, 2007

IMPORTANT VOTING INFORMATION

1. If your Shares are held in your own name, please vote today by following the instructions for telephone or Internet voting on the enclosed GOLD proxy card or by signing, dating and returning it to ICE, c/o Innisfree, in the postage-paid envelope provided.

2. If your Shares are held in “street-name,” only your broker or bank can vote your Shares and only upon receipt of your specific instructions. If your Shares are held in “street-name,” you may deliver your voting instructions by phone or Internet by following the directions appearing on the enclosed GOLD proxy card, or by returning the GOLD proxy card in the postage paid envelope provided.

3. If you are a CBOT Stockholder who has already submitted the WHITE proxy card you received from CBOT, it is not too late to change your vote — simply sign, date and return the GOLD proxy card. Only your latest dated proxy will be counted. You can also revoke any earlier vote by delivering another proxy card voting “AGAINST” to CBOT or by voting “AGAINST” using the telephone or Internet instructions provided.

4. Only CBOT stockholders of record on May 29, 2007 are entitled to vote at the Special Stockholders Meeting. We urge each CBOT Stockholder to ensure that the holder of record of his or her Share(s) signs, dates, and returns the enclosed GOLD proxy card as soon as possible.

5. Only the CBOT Members of record on May 29, 2007 are entitled to vote at the Special Members Meeting. If you have already submitted a proxy for the Special Members Meeting, you may change your vote at any time before your proxy is voted at the Special Members Meeting. If you are the record holder of your membership interests, you can do this in one of three ways. First, you can send CBOT a written notice stating that you would like to revoke your proxy. Second, you can complete and submit a new valid proxy bearing a later date by mail or by telephone or Internet. Third, you can attend the Special Members Meeting and vote in person. Attendance at the Special Members Meeting will not in and of itself constitute revocation of a proxy. If you choose to send a written notice or to mail a new proxy, you must submit your notice of revocation or new proxy to CBOT c/o Georgeson Inc., Wall Street Station, P.O. Box 1100, New York, NY 10269-0646, and it must be received prior to the Special Members Meeting.

If you have any questions or require any assistance in voting your Shares or membership interests, please contact:

501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll Free: at (877) 800-5187
Banks and Brokers Call Collect: (212) 750-5833

THE ICE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT MAY BECOME THE SUBJECT OF A REGISTRATION STATEMENT FILED WITH THE SEC. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THIS DOCUMENT AND ALL OTHER APPLICABLE DOCUMENTS IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL INCLUDE IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF ANY DOCUMENTS FILED BY ICE WITH THE SEC AT THE SEC’S WEBSITE (www.sec.gov) OR BY DIRECTING SUCH REQUESTS TO INNISFREE, 501 MADISON AVENUE, NEW YORK, NEW YORK 10022, AT (877) 800-5187.

SCHEDULE I

INFORMATION CONCERNING PARTICIPANTS

The following table sets forth the name, current business address, current business telephone number and position or offices of each participant in the solicitation other than ICE. Unless otherwise indicated, the current business address of each person is 2100 RiverEdge Parkway, Atlanta, Georgia 30328 and the current business telephone number is (770) 857-4700.

PARTICIPANTS

Name, Citizenship
and Current Business Address	Title

Jeffrey C. Sprecher	Chairman and Chief Executive Officer
David S. Goone	Senior Vice President, Chief Strategic Officer
Kelly L. Loeffler	Vice President, Investor Relations and Corporate Communications

ANNEX A

Selected Unaudited Pro Forma Condensed Combined Financial Data

The following selected unaudited pro forma condensed combined financial data gives effect to the proposed merger of ICE and CBOT based on the assumption that the merger occurred at the beginning of the earliest period presented for the income statement data and as of March 31, 2007 for the balance sheet data. The selected unaudited pro forma condensed combined financial data is presented for illustrative purposes only and should not be read for any other purpose. ICE and CBOT may have performed differently had they always been combined or had been combined at an earlier time. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or had been combined at an earlier time, or the future results that ICE will experience after the proposed merger. The selected unaudited pro forma condensed combined financial data were prepared using the purchase method of accounting with ICE treated as the acquiring entity. Accordingly, consideration paid by ICE to complete the proposed merger with CBOT would be allocated to CBOT’s assets and liabilities based upon their estimated fair values as of the date of completion of the proposed merger of ICE and CBOT. The pro forma financial data has been prepared based on estimates of fair values of tangible and intangible assets and liabilities as well an evaluation of accounting policies for conformity that are still in the very preliminary stages. Amounts preliminarily allocated to intangible assets with indefinite lives may significantly increase or decrease and amounts allocated to intangible assets with finite lives may also significantly increase or decrease, which could result in a material increase or decrease in amortization of intangible assets. In addition, we would continue to analyze goodwill and intangible assets related to the proposed merger, and any other intangible assets subsequently identified would impact the purchase price allocation. Therefore, actual amounts recorded as of the completion of the proposed merger would differ and could differ materially from the information presented in this selected unaudited pro forma condensed combined financial data.

The selected unaudited pro forma condensed combined financial data does not reflect the cost of any integration activities or benefits that could result from synergies that may be derived from any integration activities. The selected unaudited pro forma condensed combined financial data has been derived from and should be read in conjunction with the historical consolidated financial statements and related notes of ICE and CBOT as of and for the periods presented.

CBOT has not cooperated with or assisted ICE with the preparation of the selected unaudited pro forma condensed combined financial data, which have been prepared solely by ICE based on CBOT’s publicly available financial statements. Specifically, the selected unaudited pro forma condensed combined financial data is based on and derived from, and should be read in conjunction with, CBOT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, CBOT’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and ICE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007

	Three Months Ended	Year Ended
	March 31,	December 31,
	2007	2006
	(In thousands, except per share data)

Income Statement Data(1):
Total revenues	$314,345	$934,890
Operating expenses(2)	174,339	570,842
Operating income	140,006	364,048
Other income (expense), net(3)	(34,903)	(170,986)
Income before income taxes	105,103	193,062
Net income	61,433	117,335
Earnings per share:(4)
Basic	$0.49	$1.02
Diluted	0.48	0.99

As of
March 31,
2007
(In thousands)

Balance Sheet Data(1):
Cash and cash equivalents and short-term investments	$283,430
Goodwill and intangible assets with indefinite lives(2)	11,256,760
Other intangible assets, net(2)	2,510,195
Total assets	15,312,134
Long-term and current debt	3,073,557
Shareholders’ equity	10,458,402

(1)	The selected unaudited pro forma condensed combined financial data reflects the purchase price payable by ICE for the CBOT proposed merger. Under the ICE Proposal, the purchase price would be $12.5 billion, which is comprised of $9.2 billion in ICE shares to be issued and $3.3 billion in cash, including cash for merger-related transaction costs, payment of the maximum amount of cash in connection with cash elections and payment of the CME termination fee. ICE has assumed that it would incur debt of $3.1 billion in connection with the proposed merger. The fair value of the ICE shares reflects the anticipated 59.0 million ICE shares to be issued to CBOT shareholders, valued for purposes of this pro forma at $156.30 per share, which is the per share price of ICE’s common stock as of the close of business on June 19, 2007.

(2)	The pro forma operating expenses include amortization expense on the intangible assets that would be associated with the proposed CBOT merger of $29.2 million and $116.6 million for the three months ended March 31, 2007 and for the year ended December 31, 2006, respectively. Amounts preliminarily allocated to intangible assets with finite lives associated with the proposed CBOT merger are $2.3 billion and the resulting goodwill and intangible assets with indefinite lives are $10.2 billion. Amortization was recorded on a straight line basis over a 20 year estimated economic life for the intangible assets with finite lives based on this preliminary allocation.

(3)	The pro forma other income (expense) includes assumed interest expense and amortization of debt issuance costs of $48.9 million and $195.5 million for the three months ended March 31, 2007 and for the year ended December 31, 2006, respectively.

(4)	The table above combines ICE’s pro forma results of operations for the year ended December 31, 2006 and the pro forma results of operations for the three months ended March 31, 2007 with CBOT’s pro forma results of operations for the same periods. The pro forma combined earnings per share is based on ICE’s weighted average number of common shares outstanding during the periods after factoring in the number of ICE’s shares that would be issued in the proposed CBOT merger, which aggregate shares are treated as outstanding for the entire period.

Selected Unaudited Comparative Historical and Pro Forma Per Share Data

The following table sets forth (i) historical basic and diluted earnings per common share, historical cash dividends per common share and historical book value per common share of ICE, (ii) historical basic and diluted earnings per common share, historical cash dividends per common share and historical book value per common share of CBOT, (iii) unaudited pro forma combined basic and diluted earnings per common share, unaudited pro forma combined cash dividends per common share and unaudited pro forma combined book value per common share of ICE after giving effect to the proposed merger of ICE and CBOT and (iv) unaudited pro forma equivalent basic and diluted earnings per common share of CBOT, unaudited pro forma equivalent cash dividends per common share of CBOT and unaudited equivalent book value per common share of CBOT based on a merger exchange ratio of 1.42 shares of ICE common stock for each share of CBOT common stock. The pro forma amounts were derived using the purchase method of accounting for business combinations with ICE treated as the acquiring entity. The pro forma amounts are based on a preliminary allocation of the estimated purchase price.

You should read the information below together with the historical consolidated financial statements and related notes of ICE and CBOT. CBOT has not cooperated with or assisted ICE with the preparation of the selected unaudited comparative historical and pro forma per share data, which have been prepared solely by ICE based on CBOT’s publicly available financial statements. Specifically, the selected unaudited comparative historical and pro forma per share data is based on and derived from, and should be read in conjunction with, CBOT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, CBOT’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007, ICE’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 and ICE’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. You should also read the information below together with the selected unaudited pro forma condensed combined financial data located elsewhere in this proxy statement. The unaudited pro forma condensed combined data below is for illustrative purposes only. The financial results may have been different had the companies always been combined or had combined at an earlier time. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or had been combined at an earlier time or of the future results of the combined company.

	Three Months Ended Year Ended
	March 31,	December 31,
	2007	2006

ICE Historical Comparative Per Share Data
Basic earnings per common share	$0.82	$2.54
Diluted earnings per common share	$0.80	$2.40
Cash dividends per common share	$—	$—
Book value per common share at end of period	$17.97	$7.82
CBOT Historical Comparative Per Share Data
Basic and Diluted earnings per common share	$1.05	$3.26
Cash dividends per common share	$—	$—
Book value per common share at end of period	$14.46	$13.42
Unaudited Pro Forma Combined Comparative Per Share Data(1)
Basic earnings per common share	$0.49	$1.02
Diluted earnings per common share	$0.48	$0.99
Cash dividends per common share	$—	$—
Book value per common share at end of period	$81.71
Unaudited Pro Forma Equivalent Per Share Data for CBOT(2)
Basic earnings per common share	$0.70	$1.45
Diluted earnings per common share	$0.68	$1.41
Cash dividends per common share	$—	$—
Book value per common share as of end of period	$116.03

(1)	The selected unaudited pro forma combined comparative per share data combines ICE’s pro forma results of operations for the year ended December 31, 2006 and the pro forma results of operations for the three months ended March 31, 2007, respectively, with CBOT’s pro forma results of operations for the same periods. The pro forma combined earnings per share is based on ICE’s weighted average number of common shares outstanding during the periods after factoring in the number of ICE’s shares that would be issued in the proposed CBOT merger, which aggregate shares are treated as outstanding for the entire period.

(2)	The unaudited pro forma equivalent per share data for CBOT was calculated by applying the proposed exchange ratio of 1.42 to the unaudited pro forma combined comparative per share data and by assuming payment of the maximum amount of cash in connection with cash elections.

All pro forma information set forth in this Proxy Statement is based upon the terms of the ICE Proposal.

ANNEX B

GENERAL CORPORATION LAW
OF
THE STATE OF DELAWARE

§ 262.  Appraisal Rights.

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsection (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title) § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsection (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsection (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsection (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

PRELIMINARY COPY — SUBJECT TO COMPLETION, DATED JUNE 22, 2007
YOUR VOTE IS IMPORTANT
Please take a moment now to vote your shares of CBOT Holdings, Inc.
Class A Common Stock for the upcoming Special Meeting of Stockholders.
PLEASE REVIEW THE PROXY STATEMENT
AND VOTE TODAY IN ONE OF THREE WAYS:
1.	Vote by Telephone — Please call toll-free in the U.S. or Canada at 1-866-213-0686 , on a touch-tone telephone. If outside the U.S. or Canada, call 215-521-1341. Please follow the simple instructions. You will be required to provide the unique control number printed below.
OR
2.	Vote by Internet — Please access https://www.proxyvotenow.com/bota, and follow the simple instructions. Please note you must type an “s” after http. You will be required to provide the unique control number printed below.

You may vote by telephone or Internet 24 hours a day, 7 days a week.
Your telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.
OR
3.	Vote by Mail — If you do not wish to vote by telephone or over the Internet, please complete, sign, date and return the proxy card in the envelope provided, or mail to: IntercontinentalExchange, Inc., c/o Innisfree M&A Incorporated, FDR Station, P.O. Box 5155, New York, NY 10150-5155.
▼ TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED ▼

ICE STRONGLY RECOMMENDS A VOTE “AGAINST” EACH OF THE FOLLOWING PROPOSALS.
1.	To adopt the Agreement and Plan of Merger, dated as of October 17, 2006, among CME, CBOT and CBOT Sub, as amended as of December 20, 2006, May 11, 2007 and June 14, 2007 (as amended, the “CME Merger Agreement”).
☐ AGAINST     ☐ ABSTAIN     ☐ FOR
2.	To approve an adjournment or postponement of the Special Stockholders Meeting, including if necessary, to solicit additional proxies in favor of the adoption of the CME Merger Agreement and the approval of the proposed CBOT/CME merger if there are not sufficient votes for that proposal.
☐ AGAINST     ☐ ABSTAIN     ☐ FOR
     IN THEIR DISCRETION, THE PROXIES ARE AUTHORIZED TO VOTE UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE SPECIAL STOCKHOLDERS MEETING OR ANY ADJOURNMENTS, POSTPONEMENTS OR RESCHEDULINGS THEREOF ON BEHALF OF THE UNDERSIGNED.

Dated:	, 2007

Signature of Stockholder

Signature of Stockholder (if held jointly)

Please sign exactly as your name or names appear hereon. If shares are held jointly, each stockholder should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by president or authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE SIGN, DATE AND RETURN THIS GOLD PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE PAID ENVELOPE.

PLEASE VOTE TODAY!
SEE REVERSE
SIDE FOR THREE EASY WAYS TO VOTE.

TO VOTE BY MAIL PLEASE DETACH PROXY CARD HERE AND RETURN IN THE ENVELOPE PROVIDED ▼

FORM OF GOLD PROXY CARD
CBOT HOLDINGS, INC.
SOLICITATION BY INTERCONTINENTALEXCHANGE, INC.
IN OPPOSITION TO THE SOLICITATION BY THE BOARD OF DIRECTORS OF CBOT
HOLDINGS, INC.
     The undersigned, a holder of record of shares of Class A common stock, par value $0.001 per share (the “Shares”), of CBOT Holdings, Inc. ( “CBOT”) acknowledges receipt of the Proxy Statement of INTERCONTINENTALEXCHANGE, INC., dated June •, 2007, and the undersigned revokes all prior proxies delivered in connection with the special meeting of stockholders of CBOT (the “Special Stockholders Meeting”) to approve the Agreement and Plan of Merger, dated as of October 17, 2006, by and among Chicago Mercantile Exchange Holdings Inc., CBOT and Board of Trade of the City of Chicago, Inc., as amended as of December 20, 2006, May 11, 2007 and June 14, 2007 (as amended, the “CME Merger Agreement”) and all other matters related to the CME Merger Agreement including those set forth below, and appoints Kelly L. Loeffler, Johnathan H. Short and Andrew J. Surdykowski, acting individually or jointly, with full power of substitution, proxies for the undersigned to vote all Shares which the undersigned would be entitled to vote at the Special Stockholders Meeting and any adjournments, postponements or reschedulings thereof, and instructs said proxies to vote as follows.
     EXCEPT AS PROVIDED HEREIN, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE SPECIFICATIONS MADE. IF NO SPECIFICATIONS ARE MADE AND YOU HAVE SIGNED AND DATED THIS PROXY CARD, THIS PROXY WILL BE VOTED “AGAINST” EACH OF THE PROPOSALS. THIS PROXY WILL REVOKE (OR BE USED BY THE PROXIES TO REVOKE) ANY PRIOR PROXY DELIVERED IN CONNECTION WITH THE PROPOSALS LISTED BELOW TO THE EXTENT IT IS VOTED AT THE SPECIAL STOCKHOLDERS MEETING AS STIPULATED BELOW.
     BY EXECUTING THE GOLD PROXY CARD YOU ARE AUTHORIZING THE PERSONS NAMED AS PROXIES TO REVOKE ALL PRIOR PROXIES ON YOUR BEHALF.
(continued and to be signed and dated on reverse)